MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the three month period ended March 31, 2008, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Additional information relating to the Company, including the Annual Report and audited consolidated financial statements as and for the years ended December 31, 2007 and 2006, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements.

This management discussion and analysis of financial condition and results of operations has been prepared as at May 14, 2008.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has twelve tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company has invested significantly to increase its automated manufacturing capacity in advance of expected growth in demand for its products. In April 2008, the Company launched a new high throughput instrument and an Influenza A+B test and later in the year plans to launch an additional rapid clinical test, a NT-proBNP test for the detection and diagnosis of congestive heart failure.

The Company currently has partnerships with two sales and marketing partners, Shionogi & Co. Ltd. of Japan for its BNP Test and 3M Company for its infectious disease products. Response Biomedical is in the process of negotiating to grant exclusive rights to a partner to market and sell its cardiovascular products outside of Japan. This has caused existing distributors to not invest in selling its products in this market. As a result, sales in 2007 and the first quarter of 2008 have remained relatively flat with declining gross margins, which are expected to increase again as sales volumes rise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the three month period ended March 31, 2008 increased 27% to $769,145 compared to $607,576 for the same period in 2007.

Vector products (West Nile Virus) revenue for the three month period ended March 31, 2008 increased 31% to $131,665 compared to $100,405 for the same period in 2007.

Biodefense products revenue for the three month period ended March 31, 2008 decreased 47% to $196,676 compared to $372,483 for the same period in 2007.

Contract service fees and revenue from collaborative research agreements for the three month period ended March 31, 2008 increased to $75,635 compared to $Nil for the same period in 2007.

As at March 31, 2008, the Company had $3,481,436 in cash and cash equivalents and short-term investments, a decrease of $4,723,211 compared to $8,204,647 as at December 31, 2007. As at March 31, 2008, the Company had a working capital balance of $7,948,912, a decrease of $222,385 compared to $8,171,297 as at December 31, 2007.

During the three month period ended March 31, 2008, the Company obtained (net of issue costs) $5,790 in cash through the issuance of shares related to the exercise of stock options, $220,100 through the exercise of warrants, and $3,676,748 in share subscriptions receivable from share purchase warrants exercised at the end of the quarter. The subscriptions were collected in full subsequent to March 31, 2008.

A key operational milestone during the three month period ended March 31, 2008 included the Company’s move to its new state-of-the-art global headquarters in Vancouver, British Columbia on March 31, 2008. The 46,000 square foot single-occupant specialized use facility was specifically designed and constructed for development and GMP manufacturing and distribution of point-of-care medical diagnostic test kits. The new facility should allow manufacturing scale-up from approximately 500,000 tests currently manufactured per year to four million tests per year by mid-2008, based on partner demand. In this new facility, the Company believes it can eventually escalate test-manufacturing capacity to over 15 million tests per year.

Subsequent to the end of the quarter, on April 17, 2008, the Company received a U.S. Food and Drug Administration 510(k) clearance to market a rapid Influenza A+B test (Flu A+B test) and a new version of the RAMP® Reader, the RAMP® 200. The test manufactured by Response Biomedical runs on the new RAMP® 200 Reader and will be marketed and sold worldwide exclusively by 3M Health Care as the 3M™ Rapid Detection Flu A+B Test. 3M Health Care anticipates launching prior to the 2008-09 flu season in certain markets around the world.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, lease inducements, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the year ended December 31, 2007 except for changes in accounting policies as noted below. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2007 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue Recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable, are deferred and recognized once the refundability period has lapsed.

Research and Development Costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Deferred Lease Inducement

Lease inducements arising from non-repayable leasehold improvement allowances and rent-free inducements received from the landlord are being amortized to reduce rent expense over the term of the operating lease on a straight-line basis.

Stock-Based Compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 11(c) to the unaudited interim consolidated financial statements as at March 31, 2008. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Warranty Accruals

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. This accounting policy change was adopted on a prospective basis with no restatement of prior period unaudited interim consolidated financial statements.

Inventory

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3031 "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This accounting policy change was adopted on a prospective basis with no restatement of prior period unaudited interim consolidated financial statements.

Financial Instruments

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Sections 3862 and 3863 - “Financial Instruments - Presentation” (“Sections 3862 and 3863”). Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

On January 8, 2008 the Accounting Standards Board issued EIC-169 which provides guidance on how Section 3855 of the CICA Handbook defines or applies the term “routinely denominated in commercial transactions around the world”. The Company has contracts with key customers denominated in foreign currencies which are embedded derivatives as defined by Section 3855, however these contracts do not currently have a material affect on the Company’s unaudited interim consolidated financial statements. Management is aware of the possible impacts of EIC-169 and continuously monitors and analyses existing and future contracts to ascertain the extent of the impact on the Company’s unaudited interim consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT ACCOUNTING PRONOUNCEMENTS

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

Implementing IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly, when the Company develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

RESULTS OF OPERATIONS

For the three months ended March 31, 2008 and 2007:

Revenue and Cost of Sales

Revenues from product sales for the three month period ended March 31, 2008 increased 2% to $1,097,486 compared to $1,080,464 for the same period in 2007.

Clinical products revenue for the three month period ended March 31, 2008 increased 27% to $769,145 compared to $607,576 for the same period in 2007. The increase is mainly due to increased test sales offset partially by decreased reader sales. Test sales have increased mainly as a result of servicing a larger customer base. In the long-term, the Company expects clinical products revenue to increase as new products are launched and the Company scales up and automates its manufacturing operations. In the short term, the clinical products revenue may vary depending on the timing of cardiac product and infectious disease orders from its distributors.

West Nile Virus revenue for the three month period ended March 31, 2008 increased 31% to $131,665 compared to $100,405 for the same period in 2007. This increase is primarily due to expanded usage by US municipal health authorities and the timing of shipments. In the future, the Company expects the sales of West Nile Virus products to continue at similar seasonal levels.

Biodefense products revenue for the three month period ended March 31, 2008 decreased 47% to $196,676 compared to $372,483 for the same period in 2007. The variability is primarily due to the timing of significant one-time bio-defense system orders. In the future, the Company expects this variability to continue.

Contract service fees and revenue from collaborative research agreements for the three month period ended March 31, 2008 increased to $75,635 compared to $Nil for the same period in 2007. The variability is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations. The Company expects this variability to continue.

Included in total revenues of $1,173,121 for the three month period ended March 31, 2008 [2007 - $1,080,464] was $47,583 [2007 - $17,953] of revenue recognized that was deferred from prior periods and did not result in cash in the current period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of sales for the three month period ended March 31, 2008 was $1,001,329 compared to $679,912 for the same period in 2007, an increase of 47%. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin from product sales for the three month period ended March 31, 2008 was 9% compared to 37% for the same period in 2007. The decrease in gross margin is primarily due to a decrease in higher margin reader sales and increased costs related to the implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts. Further contributing to the reduced margin are increased payroll, amortization and other expenses incurred to support the scale up of manufacturing operations. The Company expects variation in gross margin based on product mix and, in the short term, lower gross margins due to the scale up and automation of its manufacturing operations in anticipation of growth in its clinical products business.

Expenses

Research and development expenditures for the three month period ended March 31, 2008 increased marginally to $1,794,921 from $1,793,692 for the same period in 2007. The increase is primarily related to increased clinical trial expenditures totaling $279,000, higher salary costs in the amount of $163,000, short term incentive plan accruals totaling $72,000, higher allocations for overhead charges totaling $16,000 and increased stock based compensation expense in the amount of $11,000. This increase is offset by license fees to commercialize a RAMP test using a proprietary marker, incurred in 2007 but not in 2008, in the amount of $288,000, decreased costs incurred for product development activities in the amount of $138,000, lower costs incurred by the Company in the development of a next generation RAMP reader totaling $80,000 and lower legal costs related to submitting and maintaining patent filings in the amount of $35,000.

General and administrative expenditures for the three month period ended March 31, 2008 increased 67% to $1,247,151 from $745,925 for the same period in 2007. The increase is primarily due to additional rent charges related to the new facility in the amount of $313,000 that prior to occupancy are fully charged to general and administrative expenses, increased stock-based compensation expense as a result of new grants in the amount of $48,000, increased salaries totaling $44,000, directors' fees totaling $24,000, higher audit fee accruals in the amount of $16,000 and moving costs related to the transition to the new facility totaling $16,000.

Sales and marketing expenditures for the three month period ended March 31, 2008 decreased marginally to $614,042 from $617,339 for the same period in 2007. The decrease is primarily due to reduced travel and conference expenditures totaling $34,000, lower selling expenses in the amount of $24,000, lower charges allocated for amortization totaling $8,000 partially offset by increased salaries totaling $42,000, increased stock-based compensation expense in the amount of $13,000 and short-term incentive plan accruals in the amount of $8,000.

Other Income/Expenses

For the three month period ended March 31, 2008, interest expense amounted to $146,507 compared to $851 for the same period in 2007. The increase in expense is due to the repayment of the repayable leasehold improvement allowance related to the new facility operating lease agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the three month period ended March 31, 2008, the Company earned interest income of $40,159 [2007 - $90,300]. The decrease is as a result of lower average funds on deposit.

During the three month period ended March 31, 2008, the Company had a foreign exchange gain of $46,559 [2007 - loss of $54,144]. The gain is largely due to balances of cash and cash equivalents and short-term investments held in US dollars affected by an increase in the value of the US dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Federal Reserve Bank of New York website (www.ny.frb.org) for the last business day of the period. The exchange rate as at March 31, 2008 was $0.9732 US per CDN dollar [December 31, 2007 - $1.0120 US per CDN dollar].

Loss

For the three month period ended March 31, 2008, the Company reported a loss of $3,544,111 or $0.03 per share compared to a loss of $2,721,09 or $0.02 per share for the same period in 2007. The increase in loss for the three month period ended March 31, 2008 compared to the same period in 2007 is primarily due to decreased margins on product sales, higher compensation expenses, additional rent expense related to the new facility lease agreement, interest expense related to the repayable leasehold improvement allowance related to the new facility lease agreement and decreased interest income partially offset by a gain on foreign exchange.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended March 31, 2008.

	2008	2007	2007	2007	2007	2006	2006	2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Product Revenue	1,097,486	919,053	869,738	687,989	1,080,464	945,165	1,356,506	812,070
Cost of Sales	1,001,329	986,724	803,009	731,981	679,912	594,970	788,367	518,750
Gross Profit	96,157	-67,671	66,729	-43,992	400,552	350,195	568,139	293,320
Gross Margin on
Product Sales	9%	-7%	8%	-6%	37%	37%	42%	36%
Services Revenue	75,635	63,220	152,105	311,547	0	178,528	79,309	310,295
Total Revenue	1,173,121	982,273	1,021,843	999,536	1,080,464	1,123,693	1,435,815	1,122,365
Expenses	3,656,114	4,379,794	3,110,219	4,007,605	3,156,956	4,032,526	2,507,170	2,605,643
Loss for the Period	3,544,111	4,299,946	2,892,230	3,987,766	2,721,099	3,431,451	1,833,288	1,872,023
Loss per Share –
Basic and Diluted	0.03	0.07	0.02	0.03	0.02	0.03	0.02	0.02
Total Assets	25,187,741	17,938,351	16,473,216	7,593,556	10,431,436	12,966,931	5,936,076	8,206,769

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

•	The timing of cardiac product orders from the Company’s distributors in China and Japan;
•	The timing of significant bio-defense system orders;
•	Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market; and
•	Beginning the first quarter of 2008, additional revenues from the introduction of new products, such as the RAMP 200 Reader and the 3M Rapid Detection Flu A+B Test.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarter to quarter variability in contract service fees and revenue from collaborative research agreements is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The losses reported are primarily the result of decreased margins on product sales due to the scale up and automation of the Company’s manufacturing operations in anticipation of growth in it’s clinical products business, increased research and development expenditures for new product development and improvements to current products and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of March 31, 2008, the Company has raised approximately $75 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at March 31, 2008, the Company had a working capital balance of $7,948,912 a decrease of $222,385 compared to $8,171,297 as at December 31, 2007. With the growth of its operations, the Company’s requirements for working capital are increasing. For the three month period ended March 31, 2008, the Company relied primarily on cash on hand and proceeds from the exercise of share purchase warrants and stock options to fund its expenditures. The Company also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

For the three month period ended March 31, 2008, the Company incurred losses of $3,544,111 compared to $2,721,099 for the same period in 2007. Until the Company receives greater revenue from product sales, it expects that it will continue to fund its operations from a combination of the funds on hand, funding from partners, issuance of equity securities and warrants, contract service fees, revenues from collaborative research arrangements, exercise of options, and debt financing, as appropriate and where available.

As at March 31, 2008, the Company had 9,676,375 stock options outstanding of which 2,466,032 were exercisable at prices between $0.33 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $1.6 million. Of the 2,466,032 stock options that were exercisable as at March 31, 2008, 1,423,562 had an exercise price less than the market price of $0.70 as at March 31, 2008 and which, if fully exercised would result in the receipt of approximately $800,000.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at March 31, 2008, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	36,611	19,292	17,319	-	-
License Fees	96,500	8,500	33,000	22,000	33,000
Equipment	99,684	99,684	-	-	-
Repayable Leasehold Allowance	16,185,140	818,350	3,273,399	2,182,266	9,911,125
Facility Subleases	15,153,389	627,183	2,647,973	1,888,154	9,990,079
Total	31,571,324	1,573,009	5,971,691	4,092,420	19,934,204

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2008 there were 136,271,370 common shares issued and outstanding for a total of $76,338,857 in share capital, 9,676,375 (of which 2,466,032 are exercisable at a weighted-average exercise price of $0.66 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.76 per share and 3,310,837 common shares reserved for future grant or issuance under the Company’s stock option plan.

As at May 14, 2008 there were 136,316,840 common shares issued and outstanding for a total of $76,378,849 in share capital, 10,060,055 (of which 2,487,132 are exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.67 per share, 2,581,687 common shares reserved for future grant or issuance under the Company’s stock option plan.

TRANSACTIONS WITH RELATED PARTIES

The following payments were made to directors or companies related to or under their control:

Three Months Ended March 31,	2008	2007
	$	$
General and administrative
Directors’ fees	24,000	-
Legal fees	1,858	2,712
	25,858	2,712

For the three month period ended March 31, 2008, directors’ fees totaling $24,000 [2007 - $Nil] were paid or accrued by the Company for services provided by non-management members of the Board of Directors. As at March 31, 2008, $24,000 remained outstanding and was included in the balance of accounts payable.

The Company retains a law firm where a corporate partner is a member of the Board of Directors. For the three month period ended March 31, 2008, the Company incurred legal fees payable to this law firm of $1,858 [2007 - $2,712]. As at March 31, 2008, $1,807 remained outstanding and was included in the balance of accounts payable.

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the three month period ended March 31, 2008, the Company earned revenues totaling $254,654 (product revenue totaling $179,019 and contract service fees and revenues from collaborative research arrangements totaling $75,635) [2007 - product revenue totaling $1,247 and contract service fees and revenues from collaborative research arrangements $Nil]. As at March 31, 2008, the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables and accounts payable the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at March 31, 2008, four [December 31, 2007 - four] customers represent 72% [December 31, 2007 - 78%] of the trade receivables balance. For the three month period ended March 31, 2008, three customers represent 46% [three month period ended March 31, 2007 - four customers represent 61%] of total product sales. For the three month period ended March 31, 2008, two customers represent 100% [three month period ended March 31, 2007 - Nil] of total service revenues. For the three month period ended March 31, 2007, one customer [December 31, 2007 - one] represents 100% [December 31, 2007 - 100%] of total service revenues. The Company has good credit history with these customers and the amounts due from them are received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company’s internal control over financial reporting occurred during the three month period ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s unaudited interim consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at March 31, 2008 had an accumulated deficit of $71,037,234 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The unaudited interim consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. When necessary, the Company will pursue arrangements for additional capital, however there is no certainty that funds will be available on acceptable terms, if at all. If additional funds are not obtained when needed, the Company would have to curtail its current operations resulting in a material adverse impact on its business; 3) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 4) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 5) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 6) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 7) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 8) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success in developing the point-of-care NT-proBNP market; 9) New instrument: Subsequent to the end of the quarter the Company received FDA 510(K) clearance to market a new instrument to be commercially available in the US. Certain features of the new instrument, including higher throughput over the existing instrument, are critical to the successful launch and adoption of the Company’s RAMP NT-proBNP Test and the Flu A+B test to be sold by 3M. There is no assurance that the design of the instrument will meet all the needs of the market place or that the new instrument can be routinely manufactured to specifications; 10) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 11) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 12) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party rei mbursement programs; 13) Seasonality: The business and industry is

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

affected by seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 14) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 15) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 40-F.